UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MJ Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One California Plaza, 300 Grand Avenue Suite #4050
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Thornton (6260 356-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brook Weiner LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MJ Capital Partners LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Attached California Compliant Acknowledgment/Jural

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (affirmed) before me on this 27th day of February, 2018, by Steven L. Thornton, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal)

C. PARRA, NOTARY PUBLIC
Commission Expires: October 1, 2019

C. PARRA
COMM. #2128643
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. OCT. 1, 2019

TITLE OF DOCUMENT: Oath or Affirmation

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

MJ Capital Partners, LLC

Table of Contents

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MJ Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MJ Capital Partners, LLC (a limited liability company organized in California) as of December 31, 2017, the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MJ Capital Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended inconformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of MJ Capital Partners, LLC's management. Our responsibility is to express an opinion on MJ Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MJ Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The statement of changes in liabilities subordinated to claims of general creditors and statement of computation of net capital, aggregate indebtedness, and net capital requirement have been subjected to audit procedures performed in conjunction with the audit of MJ Capital Partners, LLC's financial statements. The supplemental information is the responsibility of MJ Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the statement of changes in liabilities subordinated to claims of general creditors and statement of computation of net capital, aggregate indebtedness, and net capital requirement are fairly stated, in all material respects, in relation to the financial statements as a whole.

Brook Weiner, L.L.C.

We have served as MJ Capital Partners, LLC's auditor since 2015.

Chicago, Illinois

February 28, 2018

MJ Capital Partners, LLC
Statement of Financial Condition
As of December 31, 2017

		Total
ASSETS		
Current Assets		
Bank Accounts		
200 Chase Checking - 7562		87,592
Fifth Third Bank		0
Total Bank Accounts	$	87,592
Accounts Receivable		
Accounts Receivable		0
Total Accounts Receivable	$	0
Other Current Assets		
Due from MJCSE		0
FINRA WebCRD 150938		144
Prepaid Expenses		0
FINRA Registration		615
Total Prepaid Expenses	$	615
Total Other Current Assets	$	759
Total Current Assets	$	88,351
TOTAL ASSETS	$	88,351
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Inter-Company Payable		0
Total Accounts Payable	$	0
Other Current Liabilities		
Due to MJC Partners (parent)		22,430
Note due to M. Cavallaro		1,000
Total Other Current Liabilities	$	23,430
Total Current Liabilities	$	23,430
Total Liabilities	$	23,430
Equity		
Equity Fifth Third Account		0
Owner's Equity		
Contributions		5,000
Distributions		-2,006,530
Total Owner's Equity	-$	2,001,530
Retained Earnings		24,595
Net Income		2,041,856
Total Equity	$	64,921
TOTAL LIABILITIES AND EQUITY	$	88,351

See Accompanying Notes to the Financial Statements

MJ Capital Partners, LLC
Statement of Income
January - December 2017

		Total
Income		
Investment Banking & Consulting Fees		2,432,684
Reimbursed Expenses		8,959
Total Income	$	**2,441,643**
Gross Profit	$	**2,441,643**
Expenses		
Bank Charges		-190
CCO Fees/Compliance Support		36,000
Commission Expense - Broker/Dealer		246,512
Dues & Subscriptions		893
FINOP/Financial Reporting		23,284
General Liability Insurance		850
Legal & Professional Fees		11,910
Meals And Entertainment		134
Regulatory Fees		4,174
Rent/Occupancy		9,000
Research & Service Provider		15,000
Salaries, Bonuses, Benefits		45,600
Taxes & Licenses		6,440
Technology, Data & Communication Costs		180
Total Expenses	$	**399,787**
Net Operating Income	$	**2,041,856**
Net Income	$	**2,041,856**

See Accompanying Notes to the Financial Statements

MJ Capital Partners, LLC
Statement of Changes in Ownership Equity and Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2017

		Total
Statement of Changes in Ownership Equity		
Balance Beginning of Period		
Net Income		24,595
Capital Contributions	$	2,041,856
Distributions		5,000
Balance End of Period		(2,006,530)
	$	**64,921**
Statement of Changes in Liabilities Sub. To Claims of General Creditors		
Balance, beginning of Period		
Increases		0
Decreases		0
Balance, end of Period		0
	$	-

See Accompanying Notes to the Financial Statements

MJ Capital Partners, LLC
Statement of Cash Flows
January - December 2017

	Total
OPERATING ACTIVITIES	
Net Income	2,041,856
Adjustments to reconcile Net Income to Net Cash provided by operations:	
FINRA WebCRD 150938	-144
Prepaid Expenses:FINRA Registration	-615
Due to MJC Partners (parent)	11,223
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 10,464
Net cash provided by operating activities	$ 2,052,320
FINANCING ACTIVITIES	
Owner's Equity:Contributions	5,000
Owner's Equity:Distributions	-2,006,530
Net cash provided by financing activities	$ -2,001,530
Net cash increase for period	$ 50,790
Cash at beginning of period	36,802
Cash at end of period	$ 87,592

See Accompanying Notes to the Financial Statements

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

JHCG Securities, LLC (now MJ Capital Partners, LLC) was acquired by Michael J. Cavallaro on December 31, 2014. MJ Capital Partners, LLC (the "Company"), solely owned by Michael J. Cavallaro, was organized in California on October 29, 2010. The Company completed a merger with JHCG Securities, LLC, a limited liability company and broker-dealer, on June 10, 2015. The Company operates from one location in Los Angeles, California as a limited broker-dealer engaged in providing mergers and acquisitions, advisory services, and raising capital for middle market companies and their owners.

Basis of Accounting

The Company prepares its financial statements in the form prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Accounts Receivable

Trade accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a Limited Liability Company for income tax purposes and the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is present in the Company's financial statements.

The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Penalties and interest assessed by income taxing authorities would be included in operating expenses.

The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files tax returns in the U.S. federal jurisdiction and California. The Company remains subject to U.S. and state examinations by tax authorities for years beginning in 2014.

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, prepaid expenses and other current liabilities. The recorded values of cash and cash equivalents, prepaid expenses and other current liabilities approximate their fair values based on their short term nature.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events
Management has evaluated subsequent events through February 28, 2018, the date which the financial statements were available to be issued.

Note B – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of FINRA, and as such, is required to maintain a minimum net capital of $5,000. Net capital of the Company, net of non-allowable assets of $759, as December 31, 2017 was $64,162. The minimum capital requirements may effectively restrict the withdrawal of Company equity.

Note C – CREDIT RISK

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017, there were no uninsured cash balances.

Note D – RELATED PARTY

The Company's managing director is also the majority stockholder of the Company's holding company, MJC Partners, LLC. The Company engages in transactions with its holding company for certain expenses which are paid by the holding company and agreed upon in an expense sharing agreement. For the year ended December 31, 2017, the holding company paid and was reimbursed for $156,192 of the Company's expenses, and as of the year end, the Company owes $22,430 to the holding company.

MJ Capital Partners, LLC
Statement of Computation of Net Capital, Aggregate Indebtedness, and Net
Capital Requirement Pursuant to Rule 15c3-1
For the Year Ended December 31, 2017

Non-Allowable Assets		
Prepaid Expenses		759
Unsecured Receievables	$	-
Total Non-Allowable Assets	$	759
Computation of Net Capital		
Total owner's Equity Qualified for Net Capital	$	64,921
Less: Non-Allowable Assets		759
Net Capital Before Haircuts		64,162
Less: Haircuts on Allowable Assets		-
Net Capital	$	64,162
COMPUTATION OF BASIC NET CAPITAL		
FINRA Required Net Capital (6.67% of AI or $5,000; whichever is greater)	$	5,000
SEC Rule 17a-11 (120% of Required Net Capital)		6,000
Net Capital in Excess of the greater of FINRA Required Net Capital of 120% of Required Net Capital	$	58,162
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Intercompany Payables	$	22,430
Other Payables - Related Party		1,000
Total Aggregate Indebtedness from Statement of Financial Condition	$	23,430
Ratio of Aggregate Indebtedness to Net Capital		36.52%

There were no material differences between the above audited computation of net capital requirement and that which was filed on the amended fourth quarter FOCUS report.

See Report of Independent Registered Public Accounting Firm

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MJ Capital Partners, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) MJ Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MJ Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i)-"Special Account for the Exclusive Benefit of customers" and (2) MJ Capital Partners, LLC stated that MJ Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MJ Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MJ Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brook Weiner L.L.C.

Chicago, IL

February 28, 2018

MJ | CAPITAL PARTNERS

February 27, 2018

BrookWeiner,LLC
125 S. Wacker Drive, Suite 1000
Chicago, IL 60606

Dear Gentlemen:

MJ Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17-a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(4). To the best of its knowledge and belief, the company states the following:

1. The Company is claiming and exemption from SEC Rule 1Sc3-3 under the following provisions:
    - Operate pursuant 17 C.F.R. §240.15c3-3(k)(2)(i) ("Rule(k)(2)(i)").
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the 2017 fiscal year without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2017.

Sincerely,

Steven L. Thornton
Financial & Operations Principal